NEWS RELEASE

FOR IMMEDIATE RELEASE

PETROGEN PROVIDES 2005 FISCAL YEAR END UPDATE

Houston, TX - April 18th, 2006 - Petrogen Corp. (OTC Bulletin Board: PTGC), is pleased to provide its shareholders with the following fiscal year 2005 update subsequent to the recent filing of its 10KSB annual report to shareholders:

RESULTS OF OPERATION FOR FISCAL YEAR ENDED DECEMBER 31, 2005 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2004

Our net losses during fiscal year ended December 31, 2005 were approximately ($3,065,271), or $.10 per share compared to ($4,003, 722), or $.22 per share during fiscal year ended December 31, 2004 (a decrease of $938, 451). The weighted average number of shares outstanding was 30,171,562 at December 31, 2005 compared to 18,008,981 at December 31, 2004. During fiscal year ended December 31, 2005 we recorded revenue in the aggregate amount of $201,628 consisting of $199,013 in gas sales revenue and $2,615 in interest income compared to revenue in the aggregate amount of $1,596 consisting of interest income recorded during fiscal year ended December 31, 2004 (an increase of $200,032 or 125.33%). We incurred operating expenses of $11,258 (2004:$0) for depletion and $45,450 (2004: $0) in lease operating expenses. During fiscal year ended December 31, 2005, we incurred operating expenses of approximately $3,210,191 compared to operating expenses of $4,005,318 incurred during fiscal year ended December 31, 2004 (a decrease of $795,127 or 19.85%). Petrogen's Chairman and CEO, Sacha H. Spindler stated, "We're very pleased with our results for calendar year 2005. Bringing both of our Gulf Coast assets, Emily Hawes Field and Tiller Ranch Field into production and commencing natural gas sales from those two properties has positioned the Company very well for 2006. We have already generated natural gas sales in the first two months of 2006 that suggest if our current natural gas production remains stable we could see revenues from these two properties in their current state of development of approximately $2.5 million this year. We anticipate that with the successful development of those properties through a well defined and successful infill and stepout development program, revenues from the fields could be expected to increase in correlative multiples to new well completions that result in added natural gas production." Mr. Spindler further stated, "With our current Gulf Coast operations agenda providing a platform for at least seven additional new well drill opportunities to be exploited on the Emily Hawes and Tiller Ranch Fields alone, coupled with our expansion plans into international opportunities as detailed in our corporate update released on April 4th, 2006, we strongly believe that 2006 will become Petrogen's critical breakout year."

About Petrogen

Petrogen Corp. is a Houston, Texas based upstream energy company specializing in the development of natural gas properties in the Texas Gulf Coast region with known hydrocarbon reserves. For further information, please visit the Company's website at www.petrogencorp.com.